Exhibit 99.1

Itaú CorpBanca and Subsidiaries As of December 31, 2018 and 2017 and for the twelve-month period ended December 31, 2018 and 2017

The financial information of Itaú Corpbanca as of December 31, 2018 and 2017 and for the year ended December 31, 2018 and 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial  Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) dated September 1st 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Dec'18	Dec'17
Total Loans	21,502,648	20,403,680
Total Assets	29,455,654	28,060,724

Deposits and other demand liabilities	4,300,475	4,141,667
Time deposits and other time liabilities	10,121,111	10,065,243
Interbank borrowings	2,327,723	2,196,130
Debt instruments issued	6,010,124	5,950,038

Equity	3,547,612	3,399,830
Total equity attributable to equity holders of the bank	3,324,531	3,189,876
Non-controlling interest	223,081	209,954

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	12M'18	12M'17
Net operating profit before loan losses	1,245,153	1,054,213
Provisions for loan losses	(242,490)	(339,118)
Operating expenses	(749,451)	(729,170)
Operating Income	253,212	(14,075)
Income from investments in associates and other companies	1,528	1,479
Income before taxes	254,740	(12,596)
Income tax expense	(77,894)	65,910
Net Income	176,846	53,314
Net income attributable to shareholders	172,047	57,447
Non-controlling interest	4,799	(4,133)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubia	Milton Maluhy
Chief Accounting Officer	Chief Executive Officer